SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Cannae Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

13765N107

(CUSIP Number)

DAN GROPPER
CARRONADE CAPITAL MANAGEMENT, LP
17 Old Kings Highway South, Suite 140
Darien, CT, 06820
203-485-0880

MEAGAN REDA, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, NY, 10019
212-451-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

06/02/2025

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1	Name of reporting person CARRONADE CAPITAL MANAGEMENT, LP		
2	Check the appropriate box if a member of a Group (See Instructions) ☐ (a) ☐ (b)		
3	SEC use only		
4	Source of funds (See Instructions) AF		
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐		
6	Citizenship or place of organization DELAWARE		
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0.00	
	8	Shared Voting Power 3,189,027.00	
	9	Sole Dispositive Power 0.00	
	10	Shared Dispositive Power 3,189,027.00	
11	Aggregate amount beneficially owned by each reporting person 3,189,027.00		
12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐		
13	Percent of class represented by amount in Row (11) 5.2 %		
14	Type of Reporting Person (See Instructions) IA, PN		

Comment for Type
of Reporting
Person:

SCHEDULE 13D

1	Name of reporting person Carronade Capital Master, LP
2	Check the appropriate box if a member of a Group (See Instructions) ☐ (a) ☐ (b)
3	SEC use only
4	Source of funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0.00
	8	Shared Voting Power 3,012,218.00
	9	Sole Dispositive Power 0.00
	10	Shared Dispositive Power 3,012,218.00

11	Aggregate amount beneficially owned by each reporting person 3,012,218.00
12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐
13	Percent of class represented by amount in Row (11) 4.9 %
14	Type of Reporting Person (See Instructions) PN

Comment for Type of Reporting Person:

SCHEDULE 13D

1	Name of reporting person CARRONADE CAPITAL GP, LLC		
2	Check the appropriate box if a member of a Group (See Instructions) ☐ (a) ☐ (b)		
3	SEC use only		
4	Source of funds (See Instructions) AF		
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐		
6	Citizenship or place of organization DELAWARE		
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0.00	
	8	Shared Voting Power 3,012,218.00	
	9	Sole Dispositive Power 0.00	
	10	Shared Dispositive Power 3,012,218.00	
11	Aggregate amount beneficially owned by each reporting person 3,012,218.00		
12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐		
13	Percent of class represented by amount in Row (11) 4.9 %		
14	Type of Reporting Person (See Instructions) OO		

Comment for Type
of Reporting
Person:

SCHEDULE 13D

1	Name of reporting person CARRONADE CAPITAL MANAGEMENT GP, LLC		
2	Check the appropriate box if a member of a Group (See Instructions) ☐ (a) ☐ (b)		
3	SEC use only		
4	Source of funds (See Instructions) AF		
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐		
6	Citizenship or place of organization DELAWARE		
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0.00	
	8	Shared Voting Power 3,189,027.00	
	9	Sole Dispositive Power 0.00	
	10	Shared Dispositive Power 3,189,027.00	
11	Aggregate amount beneficially owned by each reporting person 3,189,027.00		
12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐		
13	Percent of class represented by amount in Row (11) 5.2 %		
14	Type of Reporting Person (See Instructions) OO		

Comment for Type of Reporting Person:

SCHEDULE 13D

CUSIP No. 13765N107

1	**Name of reporting person** GROPPER DAN
2	**Check the appropriate box if a member of a Group (See Instructions)** ☐ (a) ☐ (b)
3	**SEC use only**
4	**Source of funds (See Instructions)** AF
5	**Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)** ☐
6	**Citizenship or place of organization** UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With:	7	**Sole Voting Power** 0.00
	8	**Shared Voting Power** 3,189,027.00
	9	**Sole Dispositive Power** 0.00
	10	**Shared Dispositive Power** 3,189,027.00

11	**Aggregate amount beneficially owned by each reporting person** 3,189,027.00
12	**Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)** ☐
13	**Percent of class represented by amount in Row (11)** 5.2 %
14	**Type of Reporting Person (See Instructions)** IN, HC

Comment for Type of Reporting Person:

SCHEDULE 13D

CUSIP No. 13765N107

1	Name of reporting person Aboelnaga Mona		
2	Check the appropriate box if a member of a Group (See Instructions) ☐ (a) ☐ (b)		
3	SEC use only		
4	Source of funds (See Instructions) PF		
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐		
6	Citizenship or place of organization UNITED STATES		
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 1,400.00	
	8	Shared Voting Power 0.00	
	9	Sole Dispositive Power 1,400.00	
	10	Shared Dispositive Power 0.00	
11	Aggregate amount beneficially owned by each reporting person 1,400.00		
12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐		
13	Percent of class represented by amount in Row (11) 0.002 %		
14	Type of Reporting Person (See Instructions) IN		

Comment for Type
of Reporting
Person:

SCHEDULE 13D

1	Name of reporting person Duster Benjamin			
2	Check the appropriate box if a member of a Group (See Instructions) ☐ (a) ☐ (b)			
3	SEC use only			
4	Source of funds (See Instructions) PF			
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐			
6	Citizenship or place of organization UNITED STATES			
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 1,338.32		
	8	Shared Voting Power 0.00		
	9	Sole Dispositive Power 1,338.32		
	10	Shared Dispositive Power 0.00		
11	Aggregate amount beneficially owned by each reporting person 1,338.32			
12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐			
13	Percent of class represented by amount in Row (11) 0.002 %			
14	Type of Reporting Person (See Instructions) IN			

Comment for Type
of Reporting
Person:

SCHEDULE 13D

1	Name of reporting person DENNIS A. PRIETO
2	Check the appropriate box if a member of a Group (See Instructions) ☐ (a) ☐ (b)
3	SEC use only
4	Source of funds (See Instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 1,470.00
	8	Shared Voting Power 0.00
	9	Sole Dispositive Power 1,470.00
	10	Shared Dispositive Power 0.00

11	Aggregate amount beneficially owned by each reporting person 1,470.00
12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐
13	Percent of class represented by amount in Row (11) 0.002 %
14	Type of Reporting Person (See Instructions) IN

Comment for Type of Reporting Person:

SCHEDULE 13D

1	**Name of reporting person** CHERIE L. SCHAIBLE		
2	**Check the appropriate box if a member of a Group (See Instructions)** ☐ (a) ☐ (b)		
3	**SEC use only**		
4	**Source of funds (See Instructions)** PF		
5	**Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)** ☐		
6	**Citizenship or place of organization** UNITED STATES		
Number of Shares Beneficially Owned by Each Reporting Person With:	7	**Sole Voting Power** 1,360.00	
	8	**Shared Voting Power** 0.00	
	9	**Sole Dispositive Power** 1,360.00	
	10	**Shared Dispositive Power** 0.00	
11	**Aggregate amount beneficially owned by each reporting person** 1,360.00		
12	**Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)** ☐		
13	**Percent of class represented by amount in Row (11)** 0.002 %		
14	**Type of Reporting Person (See Instructions)** IN		

Comment for Type of Reporting Person:

SCHEDULE 13D

Item 1. **Security and Issuer**

(a) **Title of Class of Securities:**

Common Stock, $0.0001 par value

(b) **Name of Issuer:**

Cannae Holdings, Inc.

(c) **Address of Issuer's Principal Executive Offices:**

C/O CANNAE HOLDINGS, INC., 1701 VILLAGE CENTER CIRCLE, LAS VEGAS, NV 89134

Item 1 Comment: The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

Item 2. **Identity and Background**

(a) This statement is filed by:

(i) Carronade Capital Master, LP, an exempted limited partnership organized under the laws of the Cayman Islands ("Carronade"), with respect to the shares of Common Stock, $0.0001 par value per share (the "Shares"), of Cannae Holdings, Inc. (the "Issuer"), directly and beneficially owned by it;

(ii) Carronade Capital GP, LLC, a Delaware limited liability company ("Carronade Capital GP"), as the general partner of Carronade;

(iii) Carronade Capital Management, LP, a Delaware limited partnership ("Carronade Capital Management"), as the investment manager of Carronade and with respect to the Shares held in a certain account managed by Carronade Capital Management (the "Managed Account");

(iv) Carronade Capital Management GP, LLC, a Delaware limited liability company ("Carronade Capital Management GP" and together with Carronade, Carronade Capital GP, Carronade Capital Management, and Dan Gropper, "Carronade Capital"), as the general partner of Carronade Capital Management;

(v) Dan Gropper, as Managing Member of Carronade Capital Management GP and Carronade Capital GP;

(vi) Mona Aboelnaga, as a nominee for the Board of Directors of the Issuer (the "Board");

(vii) Benjamin C. Duster, IV, as a nominee for the Board;

(viii) Dennis A. Prieto, as a nominee for the Board; and

(ix) Cherie L. Schaible, as a nominee for the Board.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The principal business address of each of Carronade, Carronade Capital GP, Carronade Capital Management, Carronade Capital Management GP, and Mr. Gropper is 17 Old Kings Highway South, Suite 140, Darien, Connecticut 06820. In addition, the registered address of Carronade is c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9008.

The principal business address of Ms. Aboelnaga is c/o K6 Investments LLC, 745 Fifth Avenue, 5th Floor, New York, New York 10151. The principal business address of Mr. Duster is 21 West End Avenue, Unit # 3509, New York, New York 10023. The principal business address of Mr. Prieto is c/o Peak Advisory Group LLC, 971 US Highway 202N, Suite N, Branchburg, New Jersey 08876. The principal business address of Ms. Schaible is 18 Wagon Wheel Road, Mamaroneck, New York 10543.

(c)   The principal business of Carronade is investing in securities. The principal business of Carronade Capital GP is acting as the general partner of Carronade. The principal business of Carronade Capital Management is providing investment management services, including serving as the investment manager of Carronade. The principal business of Carronade Capital Management GP is acting as the general partner of Carronade Capital Management. The principal occupation of Mr. Gropper is acting as Managing Member of Carronade Capital Management GP and Carronade Capital GP.

The principal occupation of Ms. Aboelnaga is serving as a Managing Partner of K6 Investments LLC. The principal occupation of Mr. Duster is serving as the Chief Executive Officer of Cormorant IV Corporation, LLC. The principal occupation of Mr. Prieto is serving as a consultant and board member. The principal occupation of Ms. Schaible is providing legal consulting, general counsel and board services through her company CLS Advisory, LLC.

(d)   No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Messrs. Gropper, Duster and Prieto and Mses. Aboelnaga and Schaible are citizens of the United States of America. Ms. Schaible is also a citizen of Canada.

Item 3.   Source and Amount of Funds or Other Consideration

The Shares purchased by Carronade and held in the Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 3,012,218 Shares beneficially owned by Carronade is approximately $58,055,264, excluding brokerage commissions. The aggregate purchase price of the 176,809 Shares held in the Managed Account is approximately $3,498,720, excluding brokerage commissions.

The Shares purchased by each of Ms. Aboelnaga, Mr. Duster, Mr. Prieto and Ms. Schaible were purchased with personal funds. The aggregate purchase price of the 1,400 Shares beneficially owned by Ms. Aboelnaga is approximately $26,624.28, excluding brokerage commissions. The aggregate purchase price of the 1,338.329 Shares beneficially owned by Mr. Duster is approximately $25,000, excluding brokerage commissions. The aggregate purchase price of the 1,470 Shares beneficially owned by Mr. Prieto is approximately $27,958, excluding brokerage commissions. The aggregate purchase price of the 1,360 Shares beneficially owned by Ms. Schaible is approximately $25,586, excluding brokerage commissions.

Item 4.   Purpose of Transaction

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On December 19, 2024, Carronade delivered a letter to the Issuer (the "Nomination Letter") nominating a slate of highly qualified director candidates, including Mona Aboelnaga, Benjamin C. Duster, IV, Dennis A. Prieto and Cherie L. Schaible (collectively, the "Nominees"), for election to the Board at the Issuer's 2025 annual meeting of shareholders (the "Annual Meeting"). As evidenced by their biographies below, the Nominees collectively possess deep expertise in corporate governance, financial and legal oversight, investment management, restructuring and capital allocation.

Mona Aboelnaga is the Managing Partner of K6 Investments LLC, a private investment firm she founded in 2011, which invests across diverse industries, including financial services, technology and consumer products. Previously, Ms. Aboelnaga served as the President and Chief Executive Officer of Proctor Investment Managers LLC, a private equity firm she co-founded in 2002 ("Proctor"), which invested in traditional and alternative asset management companies. Proctor was sold to National Bank of Canada in 2006, and Ms. Aboelnaga continued as Proctor's President and Chief Executive Officer until 2013. Ms. Aboelnaga currently serves on the Boards of Directors of Webster Financial Corporation (NYSE: WBS) ("Webster"), a financial services company, since February 2022, and Perpetual Limited (ASX: PPT), an Australian-based diversified global financial services company, since June 2021. Previously, she served as a director of Mondee Holdings, Inc. (formerly NASDAQ: MOND), a travel technology company, from July 2022 until its sale in April 2025, where she served as Lead Independent Director from April 2024 to April 2025, Sterling Bancorp (formerly (NYSE: STL)), a regional financial services company, from May 2019 until its merger with Webster in February 2022, FinTech Acquisition Corp VI (formerly NASDAQ: FTVI), a special purpose acquisition company, from February 2021 to December 2022, Ibancar World SL, a FinTech company specializing in collateralized auto lending in Spain, from November 2018 to February 2023 and Siguler Guff Small Business Credit Opportunities Fund, an investment fund, from 2015 to November 2019. Ms. Aboelnaga currently serves on the boards of various other organizations, including as Vice Chairperson of the Egyptian American Enterprise Fund, a private investment fund that invests in Egypt's private sector, since March 2024, the Advisory Board of Rebalance Capital, an impact-focused venture capital firm, since November 2023, the Advisory Board of the Strategic Capital Group at Investcorp, an alternative investment firm, since October 2022 and the Advisory Board and FinTech Task Force of Dubai-based VC fund Global Ventures, since 2018. Ms. Aboelnaga is also a Trustee of the State University of New York's Fashion Institute of Technology, a member of the Council on Foreign Relations, a Leadership Fellow at the National Association of Corporate Directors, and a member of the St. Jude Children's Research Hospital Capital Campaign Committee. Ms. Aboelnaga earned a B.S. from the Wharton School of the University of Pennsylvania and an M.B.A. from Columbia Business School.

Benjamin C. Duster, IV has served as the Chief Executive Officer of Cormorant IV Corporation, LLC ("Cormorant"), a finance operations and strategic advisory and interim executive management firm, since founding Cormorant in August 2014. Mr. Duster has also served as Chief Financial Officer of Mobile Technologies Inc., an electronics and security technology company, since June 2022 and as Chief Executive Officer since April 2025. Previously, Mr. Duster served as Chief Executive Officer of CenterLight Health System, Inc., a private diversified health services, managed care and assisted living organization, from August 2016 to March 2018; he co-founded Watermark Advisors, LLC, a boutique investment bank, in 2002 and served as its Senior Adviser from 2006 to 2015; and he served as a Partner at Masson & Company, a consulting firm, from 2001 to 2006. Earlier in his career, Mr. Duster served in various investment banking roles, including as a Managing Director, at Wachovia Securities, Inc. (n/k/a Wells Fargo & Company (NYSE: WFC)), a multinational financial services company, from 1997 to 2001 and as a Vice President at Salomon Brothers, Inc. (formerly NYSE: SB), a multinational investment bank, from 1985 to 1997. Mr. Duster currently serves as a director at several companies, including Expand Energy Corporation (NASDAQ: EXE; formerly Chesapeake Energy Corporation), an oil and gas production company, since February 2021, Weatherford International plc. (NASDAQ: WFRD), a global energy services company, since June 2020 and Republic First Bancorp, Inc. (OTCMKTS: FRBKQ), a commercial bank, since July 2022. Previously, Mr. Duster served as a director on the boards of several companies, including: Cardone Industries, Inc., a private auto parts aftermarket manufacturer, from November 2019 until it was acquired in June 2023; Diamond Offshore Drilling, Inc. (formerly NYSE: DO), an offshore drilling contractor, from May 2022 until it was acquired in September 2024; Alaska Communications Systems Group, Inc. (formerly NASDAQ: ALSK), a broadband and telecommunications service provider, from June 2020 until it was acquired in July 2021; Multi-Fineline Electronix, Inc. (formerly NASDAQ: MFLX), a provider of flexible printed circuit and component assembly solutions, from October 2012 to March 2015; Chorus Aviation Inc. (TSX: CHR), a Canadian holding company of a regional air carrier, from March 2010 to August 2014; Ormet Primary Aluminum Corporation, a privately-owned manufacturer of alumina and primary aluminum, from November 2007 to January 2014; Accuride Corporation (formerly NYSE: ACW), a diversified manufacturer and supplier of commercial vehicle components, from February 2010 to April 2013; WBL Corporation Limited (formerly SGX: WEAS), a multinational conglomerate operating in the technology, automotive, property development, and engineering & distribution sectors, from April 2010 until it was acquired in May 2013; Netia, S.A. (formerly WSE: NET), an internet and telecommunications company, from August 2009 to November 2013; Catalyst Paper Corporation (formerly TSX: CYT, and a subsidiary of Paper Excellence B.V.), a Canadian pulp and paper company, from December 2006 to February 2012; RCN Corporation (formerly NASDAQ: RCNI), a telecommunications company, from December 2004 until it was acquired in August 2010; and Algoma Steel Group Inc. (NASDAQ/TSX: ASTL), an integrated primary steel producer, from February 2002 until it was acquired in June 2007. Mr. Duster earned a B.A. in Economics from Yale University, a J.D. from Harvard Law School, and an M.B.A. from Harvard Business School.

Dennis A. Prieto is a consultant and serves on various boards of directors, including GO Lab Inc., a privately-held building products company, since September 2024, Aventiv Technologies, LLC, a provider of telecommunications and technology solutions, since December 2024, and Empire Today IP Holdings, LLC, a privately-held building products company, since November 2024. He also currently serves as Chief Restructuring Officer of Last Step Recycling, LLC, a private materials processing company, since March 2025. Additionally, Mr. Prieto serves as a member of various advisory and oversight boards, including on the Oversight Board of the Endo GUC Trust, a trust established to obtain recoveries for creditors of Endo International plc and its subsidiaries, since April 2024, and the Advisory Board of the Nine West Non-Released Party Trust, a trust established to obtain recoveries for creditors of Nine West Holdings, Inc. and its subsidiaries, since September 2019. He is also Managing Partner at Peak Advisory Group LLC, a business consulting firm he founded in November 2023. Previously, Mr. Prieto served on the Board of Managers and as Board Secretary and Treasurer of Mohawk Gaming Enterprises, LLC, a gaming company, from December 2021 to June 2024, and as a member of various advisory boards and official committees, including on the Advisory Board of the Tribune Litigation Trust, a trust established to obtain recoveries for creditors of Tribune Company and its subsidiaries, from 2019 to April 2022, a member of the Official Committee of Unsecured Creditors of Sabine Oil & Gas Corporation, an oil and gas company, from 2015 to 2016, a member of the Official Committee of Unsecured Creditors of NII Holdings, Inc., an American holding company whose subsidiaries provided mobile communications services under the Nextel brand in Latin America, from 2014 to 2015, and a member of the Official Committee of Unsecured Creditors (for the U.S. cases) of Vitro, SAB de CV, a glass manufacturer in Mexico, from 2011 to 2012. Mr. Prieto currently serves on the Dean's Advisory Council at Lehigh University since 2022. Previously, Mr. Prieto was a partner and Managing Director at Aurelius Capital Management, LP, an investment firm, from August 2007 to October 2023. Earlier in his career, Mr. Prieto served as a Restructuring and M&A Advisory Analyst at Evercore Inc. (NYSE: EVR), a leading independent investment banking firm, from 2006 to 2007, and as an Analyst in the Leveraged Acquisition Finance and Global Portfolio Management Groups at Bank of America Corporation (NYSE: BAC), a multinational bank and financial services company, from 2004 to 2006. Mr. Prieto earned a B.S. in Electrical Engineering and a B.S. in Integrated Business and Engineering from Lehigh University and is a member of the Latino Corporate Directors Association (LCDA).

Cherie L. Schaible is the founder of CLS Advisory, LLC ("CLS Advisory"), which provides legal consulting, general counsel and board services. Through CLS Advisory, she has served, on a part-time basis, as the general counsel of Thrasio, an e-commerce company, since March 2025. Ms. Schaible has also served as a board member of Her Justice, a nonprofit organization that provides legal resources to women living in poverty, since August 2021. Previously, Ms. Schaible served as General Counsel and Senior Managing Director of Ankura Consulting Group, LLC, a global consulting firm, from August 2016 to March 2023. Prior to that, she served as Associate General Counsel and Managing Director of AIG Investments, an investment management subsidiary of the financial services firm American International Group (NYSE: AIG) ("AIG"), from November 2010 to July 2016, and as Assistant General Counsel and Vice President at AIG from April 2007 to October 2010. Earlier in her career, Ms. Schaible was an Associate in the Bankruptcy and Reorganization practice at Shearman & Sterling LLP (n/k/a Allen Overy Shearman Sterling LLP), an international law firm, from September 2001 to April 2007. Previously, Ms. Schaible served as a Junior Partner for Women in Need, a nonprofit organization that provides shelter and housing services, from 2014 to 2022. She is the recipient of the Women Leaders in Consulting, Excellence in Leadership Award (2021) and the American Bankruptcy Institute 40 Under 40 Award (2018). Ms. Schaible earned an LL.B. from Bond University in Australia, and an LL.M. in Corporate Law from New York University School of Law.

In furtherance of the nomination of the Nominees, the Reporting Persons, who are anticipated to be the participants in the proxy solicitation, have filed a preliminary proxy statement (the "Proxy Statement") and an accompanying GOLD universal proxy card with the Securities and Exchange Commission (the "SEC") to be used to solicit votes for the election of the Nominees at the Annual Meeting.

In the Proxy Statement, Carronade Capital stated that it invested in the Issuer because it believes that there is a significant opportunity for value creation. Despite the Issuer's valuable collection of assets, the Issuer has suffered from prolonged share price underperformance, a persistent valuation discount, poor corporate governance practices and ineffective Board oversight. Carronade Capital believes that meaningful change is required on the Board in order to establish accountability to shareholders and unlock the Issuer's trapped potential.

To that end, and as disclosed in the Proxy Statement, Carronade Capital has made months long, sincere efforts to engage constructively with the Issuer's management team and Board regarding the value-creation opportunities that it believes are available to improve the Issuer's performance and corporate governance, including by reconstituting the Board with truly independent directors, declassifying the Board, communicating a clear strategy that focuses on unlocking the valuable aspects of the Issuer's portfolio, and returning a substantial amount of shareholder capital on an accelerated and definitive timeframe. Unfortunately, the Issuer has been unwilling to address the level of change that Carronade Capital believes is required to put the Issuer on a better path forward, opting to instead take several reactive measures designed to maintain the status quo.

Although the Issuer subsequently announced its commitment to declassify the Board and return additional capital to shareholders, Carronade Capital believes such actions are insufficient to rectify the serious issues plaguing the Issuer. Carronade Capital believes shareholders deserve a reconstituted Board that demands accountability and is committed to taking proactive measures with the best interests of shareholders in mind at all times.

As disclosed in the Proxy Statement, over the coming weeks and months, Carronade Capital looks forward to sharing its more detailed views and plans for the Issuer, which will include, among others, plans to improve the Issuer's performance and governance practices, including by reducing costs and aligning incentives, improving transparency to shareholders and evaluating Board and committee leadership. Carronade Capital believes the election of its four (4) independent and fit-for-purpose Nominees will bring fresh perspectives, objectivity and a voice for shareholders on the Board. If elected, the Nominees are prepared to work constructively with their fellow Board members to further identify and unlock opportunities to improve performance, ensure accountability and drive shareholder value creation at the Issuer.

The Reporting Persons intend to commence the solicitation of proxies from the Issuer's shareholders after they have filed their definitive Proxy Statement with the SEC. The Reporting Persons strongly advise all shareholders of the Issuer to read the Proxy Statement and other proxy materials as they become available because they will contain important information. Such proxy materials will be available at no charge on the SEC's website at http://www.sec.gov. In addition, the Reporting Persons will provide copies of the Proxy Statement without charge, when available, upon request. Requests for copies should be directed to the Reporting Persons' proxy solicitor.

Carronade Capital has engaged, and expects to continue to engage, in discussions and communications with management and the Board of the Issuer as well as the Issuer's shareholders and other third parties regarding opportunities to unlock value at the Issuer, including changes to Board composition.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications and discussions with management and the Board, engaging in discussions and communications with shareholders of the Issuer or other third parties about the Issuer and the Reporting Persons' investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer

(a) The percentages used in this Schedule 13D are based upon 61,300,000 Shares outstanding, as of May 30, 2025, as reported by the Issuer in its Sum of the Parts report, dated May 30, 2025, which was posted on the Issuer's website.

As of the date hereof, Carronade beneficially owns directly 3,012,218 Shares, representing approximately 4.9% of the outstanding Shares.

Carronade Capital GP, as the general partner of Carronade, may be deemed the beneficial owner of the 3,012,218 shares of Common Stock owned directly by Carronade, representing approximately 4.9% of the outstanding Shares.

As of the date hereof, 176,809 Shares were held in the Managed Account, representing approximately 0.3% of the outstanding Shares.

Carronade Capital Management, as the investment manager of each of Carronade and the Managed Account, may be deemed the beneficial owner of the (i) 3,012,218 Shares beneficially owned directly by Carronade and (ii) 176,809 Shares held in the Managed Account, representing approximately 5.2% of the outstanding Shares.

Carronade Capital Management GP, as the general partner of Carronade Capital Management, may be deemed the beneficial owner of the (i) 3,012,218 Shares beneficially owned directly by Carronade and (ii) 176,809 Shares held in the Managed Account, representing approximately 5.2% of the outstanding Shares.

Mr. Gropper, as the Managing Member of Carronade Capital Management GP, may be deemed the beneficial owner of the (i) 3,012,218 Shares beneficially owned directly by Carronade and (ii) 176,809 Shares held in the Managed Account, representing approximately 5.2% of the outstanding Shares.

As of the date hereof, Ms. Aboelnaga directly beneficially owns 1,400 shares of Common Stock, representing approximately 0.002% of the outstanding Shares.

As of the date hereof, Mr. Duster directly beneficially owns 1,338.329 shares of Common Stock, representing approximately 0.002% of the outstanding Shares.

As of the date hereof, Mr. Prieto directly beneficially owns 1,470 shares of Common Stock, representing approximately 0.002% of the outstanding Shares.

As of the date hereof, Ms. Schaible directly beneficially owns 1,360 shares of Common Stock, representing approximately 0.002% of the outstanding Shares.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he, she or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he, she or it does not directly own.

(b) Each of Carronade, Carronade Capital GP, Carronade Capital Management, Carronade Capital Management GP and Mr. Gropper may be deemed to share the power to vote and dispose of the Shares owned by Carronade.

Each of Carronade Capital Management, Carronade Capital Management GP and Mr. Gropper may be deemed to share the power to vote and dispose of the Shares held in the Managed Account.

See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.

(c) Information concerning transactions in the securities of the Issuer effected by the Reporting Persons during the past sixty days is set forth in Exhibit 1 attached hereto and is incorporated herein by reference. All of the transactions in the securities of the Issuer listed therein were effected in the open market through various brokerage entities.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6. **Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer**

On June 9, 2025, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Carronade has signed engagement and indemnification letter agreements (the "Engagement and Indemnification Agreements") with each of the Nominees, pursuant to which Carronade agreed to indemnify such Nominees against claims arising from the solicitation of proxies from the Issuer's shareholders in connection with the Annual Meeting and any related transactions. The Engagement and Indemnification Agreements do not extend to any potential claims made against such Nominees in their respective capacities as directors, if elected. Further, pursuant to the Engagement and Indemnification Agreements, in consideration for each such Nominee's agreement to serve as a nominee, Carronade agreed to pay each Nominee (i) $25,000 in cash upon Carronade submitting the Nomination Letter (the "First Installment"), and (ii) $50,000 in cash upon the filing by Carronade of a definitive proxy statement with the SEC relating to a solicitation of proxies in favor of each Nominee's election as a director of the Issuer at the Annual Meeting. Pursuant to the Engagement and Indemnification Agreements, each Nominee also agreed to use the after-tax proceeds from the First Installment, or an equivalent amount of other funds, to acquire securities of the Issuer, subject to any regulatory or legal restrictions. A form of the Engagement and Indemnification Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.

1 - Transactions in Securities.

99.1 - Joint Filing Agreement by and among the Reporting Persons, dated June 9, 2025.

99.2 - Form of Engagement and Indemnification Agreement.

99.3 - Powers of Attorney.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CARRONADE CAPITAL MANAGEMENT, LP

Signature: /s/ Rinarisa Coronel DeFronze

Name/Title: Rinarisa Coronel DeFronze, Chief Compliance Officer & Counsel

Date: 06/09/2025

Carronade Capital Master, LP

Signature: /s/ Rinarisa Coronel DeFronze

Name/Title: Rinarisa Coronel DeFronze, Authorized Signatory

Date: 06/09/2025

CARRONADE CAPITAL GP, LLC

Signature: /s/ Rinarisa Coronel DeFronze

Name/Title: Rinarisa Coronel DeFronze, Authorized Signatory

Date: 06/09/2025

CARRONADE CAPITAL MANAGEMENT GP, LLC

Signature: /s/ Rinarisa Coronel DeFronze

Name/Title: Rinarisa Coronel DeFronze, Authorized Signatory

Date: 06/09/2025

GROPPER DAN

Signature: /s/ Dan Gropper

Name/Title: Individually and as attorney-in-fact for Mona Aboelnaga, Benjamin C. Duster, IV, Dennis A. Prieto and Cherie L. Schaible

Date: 06/09/2025

Aboelnaga Mona

Signature: /s/ Dan Gropper

Name/Title: Dan Gropper, Attorney-in-fact

Date: 06/09/2025

Duster Benjamin

Signature: /s/ Dan Gropper

Name/Title: Dan Gropper, Attorney-in-fact

Date: 06/09/2025

DENNIS A. PRIETO

Signature: /s/ Dan Gropper

Name/Title: Dan Gropper, Attorney-in-fact

Date: 06/09/2025

CHERIE L. SCHAIBLE

Signature: /s/ Dan Gropper

Name/Title: Dan Gropper, Attorney-in-fact

Date: 06/09/2025

Comments accompanying signature:

Exhibit 1

<u>Transactions in the Shares During the Past 60 Days</u>

Nature of <u>Transaction</u>	Amount of Securities <u>Purchased / (Sold)</u>	<u>Price per Share ($)</u>	Date of <u>Transaction</u>
<u>CARRONADE CAPITAL MASTER, LP</u>			
Purchase of Common Stock	69,051	18.8700	06/02/2025
Purchase of Common Stock	69,051	19.0300	06/03/2025
<u>DENNIS A. PRIETO</u>			
Purchase of Common Stock	650	18.0078	04/28/2025

Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the shares of Common Stock, $0.0001 par value per share, of Cannae Holdings, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

CARRONADE CAPITAL MANAGEMENT, LP

By: /s/ Rinarisa Coronel DeFronze
Rinarisa Coronel DeFronze, Chief Compliance Officer & Counsel
Date: 06/09/2025

Carronade Capital Master, LP

By: /s/ Rinarisa Coronel DeFronze
Rinarisa Coronel DeFronze, Authorized Signatory
Date: 06/09/2025

CARRONADE CAPITAL GP, LLC

By: /s/ Rinarisa Coronel DeFronze
Rinarisa Coronel DeFronze, Authorized Signatory
Date: 06/09/2025

CARRONADE CAPITAL MANAGEMENT GP, LLC

By: /s/ Rinarisa Coronel DeFronze
Rinarisa Coronel DeFronze, Authorized Signatory
Date: 06/09/2025

GROPPER DAN

By: /s/ Dan Gropper
Individually and as attorney-in-fact for Mona Aboelnaga, Benjamin C. Duster, IV, Dennis A. Prieto and Chérie L. Schaible
Date: 06/09/2025

Exhibit 99.2

ENGAGEMENT AND INDEMNIFICATION AGREEMENT

ENGAGEMENT AND INDEMNIFICATION AGREEMENT, dated as of _____, 2024 (this "Agreement"), by and between Carronade Capital Master, LP ("Carronade Capital") and _____ ("Nominee").

WHEREAS, Carronade Capital has asked and Nominee has agreed to be (i) a nominee for election to the Board of Directors (the "Board") of Cannae Holdings, Inc., a Nevada corporation (the "Company"), at the 2025 annual meeting of shareholders of the Company, including any adjournments or postponements thereof, at which directors will be elected to the Board (the "Annual Meeting") and (ii) named as such in Carronade Capital's proxy soliciting materials related to the Annual Meeting;

WHEREAS, Carronade Capital may propose (whether privately or publicly) to the Company that Nominee be appointed as a director of the Company by the Board or may solicit proxies from the shareholders of the Company in support of Nominee's election as a director of the Company at the Annual Meeting (the "Solicitation"); and

WHEREAS, Nominee has agreed to serve as a director of the Company if so appointed or elected at the Annual Meeting.

NOW, THEREFORE, in consideration of the foregoing and with the understanding on the part of Carronade Capital that Nominee is relying on this Agreement in agreeing to be a nominee, and on the part of Nominee that Carronade Capital is relying on this Agreement in the selection of Nominee to serve on its slate of director nominees for election to the Board at the Annual Meeting, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.   Certain Definitions. As used in this Agreement, the following terms shall have the meanings indicated below:

"Business Day" means a day other than a Saturday, Sunday or other day on which banks located in New York, New York are authorized or required by law to close.

"Claim" means any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative, formal or informal, investigative or other), whether instituted by Carronade Capital, the Company or any other party, or any inquiry or investigation that Nominee in good faith believes might lead to the institution of any such action, suit or proceeding.

"Expenses" means all reasonable and documented attorneys' fees and all other reasonable and documented out-of-pocket fees, costs, expenses and obligations paid or incurred in connection with the Solicitation or related matters, as applicable, including without limitation, investigating, defending or participating (as a party, witness or otherwise) in (including on appeal), or preparing to defend or participate in, any Claim relating to any Indemnifiable Event, including the reasonable costs and expenses of Nominee seeking enforcement of this Agreement, in each case except to the extent arising out of or resulting from Nominee's gross negligence, willful misconduct, violations of law, bad faith, material breach of this Agreement or a material misstatement or omission in the information provided by Nominee in connection with the Solicitation (whether to Carronade Capital, the Company or otherwise) and in each case to the extent not otherwise covered by indemnification from another source (including, without limitation, the Company). In the event Nominee is deposed or requested to serve as a witness in any matter arising in connection with the Solicitation or related matters, the definition of "Expenses" shall be expanded to include compensation for Nominee's time in court or deposition at the rate of $2,000.00 per hour, provided that Nominee agrees to fully cooperate with Carronade Capital with respect to any such deposition or service as a witness.

"Indemnifiable Event" means any event or occurrence relating to or directly or indirectly arising out of, or any action taken or omitted to be taken in connection with, the Solicitation or related matters (including in Nominee's capacity as a nominee of Carronade Capital for election to the Board at the Annual Meeting), in each case except to the extent arising out of or resulting from Nominee's gross negligence, willful misconduct, violations of law, bad faith, material breach of this Agreement or a material misstatement or omission in the information provided by Nominee in connection with the Solicitation (whether to Carronade Capital, the Company or otherwise) and, in each case, excluding any action or omission for which Nominee would be entitled to indemnification pursuant to the organizational documents of the Company (if such Nominee is appointed or elected to the Board) or pursuant to a written agreement between Nominee and the Company.

"Loss" or "Losses" means any and all damages, judgments, fines, penalties, amounts paid or payable in settlement, deficiencies, losses and Expenses (including all interest, assessments, and other charges paid or payable in connection with or in respect of such Losses), in each case except to the extent arising out of or resulting from Nominee's gross negligence, willful misconduct, violations of law, bad faith, material breach of this Agreement or a material misstatement or omission in the information provided by Nominee in connection with the Solicitation (whether to Carronade Capital, the Company or otherwise) and in each case to the extent not otherwise covered by insurance or indemnification from another source (including, without limitation, the Company).

2.   Consideration.

(a)   In consideration of Nominee's agreement to be proposed as a director and to be named as a nominee of Carronade Capital for election to the Board in proxy soliciting materials related to the Annual Meeting, Carronade Capital will pay Nominee a fee of up to $75,000 in the aggregate (the "Fee") in cash, payable in two installments as follows: (i) $25,000 in cash upon Carronade Capital submitting a letter to the Company nominating Nominee for election as a director of the Company (with such payment to be made as soon as reasonably practicable after Nominee has been nominated) (the "First Installment"); and (ii) $50,000 in cash upon the filing by Carronade Capital of a definitive proxy statement with the U.S. Securities and Exchange Commission relating to a solicitation of proxies in favor of Nominee's election as a director of the Company at the Annual Meeting. In addition, and in consideration of the Fee, Nominee will provide all information required by the Company for nominees for director, which Nominee shall provide by not later than one Business Day after the receipt of such information request; provided, however, that with respect to any information that is not within Nominee's control (such as information that must be obtained and/or verified from a third party), Nominee shall use commercially reasonable efforts to promptly provide the requested information to Carronade Capital.

(b)   Nominee agrees to use the after-tax proceeds from the First Installment, or an equivalent amount of other funds, to acquire securities of the Company (the "Nominee Shares") at such time that Nominee shall determine, but in any event no later than fourteen (14) days after receipt of the First Installment; provided, however, in the event Nominee is unable to transact in the securities of the Company due to possession of material non-public information or any other limitation or restriction, Nominee shall have fourteen (14) days from the first date that Nominee can transact in the securities of the Company to acquire such securities; provided, further, that Carronade Capital shall have the right to waive the requirement to purchase Nominee Shares at any time by providing Nominee with prior notice of any such waiver.

(c)   In consideration of the payments provided hereunder, Nominee hereby agrees not to (i) consent to being nominated to stand for election to the Board by the Company or any other stockholder of the Company (other than the undersigned) and (B) serve as a director of the Company in connection with any appointment by the Company, the Board, or any other stockholder of the Company (other than the undersigned), in each case without priors approval of the undersigned and other than as a result of Nominee's initial election or appointment to the Board resulting from a nomination or appointment approved by Carronade Capital or a written agreement between Carronade Capital and the Company.

3.   Indemnification.

(a)   In the event Nominee was, is or becomes a party to or other participant in, or is threatened to be made a party to or other participant in, a Claim by reason of (or arising or allegedly arising in any manner out of or relating to in whole or in part) an Indemnifiable Event, Carronade Capital, to the fullest extent permitted by applicable law, shall indemnify and hold harmless Nominee from and against any and all Losses suffered, incurred or sustained by Nominee or to which Nominee becomes subject, resulting from, arising out of or relating to such Claim (it being understood and agreed that except as provided in Section 3(c) with respect to Expenses, reimbursements of any such Losses payable hereunder shall be made as soon as practicable but in any event no later than 30 days after written request is made to Carronade Capital accompanied by supporting documentation). Nominee shall give Carronade Capital written notice of any Claim (accompanied by such reasonable supporting documentation as may be in Nominee's possession) as soon as practicable after Nominee becomes aware thereof; provided, that the failure of Nominee to give such notice shall not relieve Carronade Capital of its indemnification obligations under this Agreement, except to the extent that such failure prejudices the rights of Carronade Capital.

(b)   In the case of the commencement of any Claim against Nominee in respect of which Nominee may seek indemnification from Carronade Capital hereunder, Carronade Capital will be entitled to participate therein, including, without limitation, the negotiation and approval of any settlement of such action. To the extent that Carronade Capital may wish to assume the defense of any Claim against Nominee in respect of which Nominee may seek indemnification from Carronade Capital hereunder, Carronade Capital shall provide Nominee with written notice of Carronade Capital's election to so assume the defense of such Claim. From and after such election by Carronade Capital to assume defense of a Claim, Carronade Capital will not be liable to Nominee under this Agreement for any Expenses subsequently incurred by Nominee in connection with the defense thereof other than reasonable out-of-pocket costs of investigation and preparation therefor (including, without limitation, appearing as a witness and reasonable fees). If in any action for which indemnity may be sought hereunder Carronade Capital shall not have timely assumed the defense thereof, or Nominee shall have been advised by Nominee's counsel that it would constitute a material conflict of interest for the same counsel to represent both Nominee and Carronade Capital in such action, or if Nominee has been advised by counsel that Nominee has separate or additional defenses with regard to such action that are in conflict with those available to Carronade Capital, Nominee shall have the right to employ Nominee's own counsel reasonably satisfactory to Carronade Capital in such action, in which event Carronade Capital shall pay directly or reimburse Nominee for all reasonable out-of-pocket legal fees and Expenses incurred by Nominee in connection with the defense thereof; provided, however, Carronade Capital will not be obligated to pay the fees and expenses of more than one counsel unless Nominee's chosen counsel advises Nominee that the assistance of local counsel is necessary to properly represent Nominee in such action, in which case such local counsel must be reasonably satisfactory to Carronade Capital. Carronade Capital shall not in any event be liable for any settlement of any action effected without its prior written consent. Carronade Capital shall not settle any Claim in any manner that would impose any expense, penalty, obligation or limitation on Nominee, or would contain language (other than a recitation of any amounts to be paid in settlement) that could reasonably be viewed as an acknowledgment of wrongdoing on the part of Nominee or as materially detrimental to the reputation of Nominee, without Nominee's prior written consent (which consent shall not be unreasonably withheld and shall be provided within no more than five Business Days).

(c)   Nominee's right to indemnification pursuant to this Section 3 shall include the right of Nominee to be advanced by Carronade Capital any Expenses incurred in connection with any Indemnifiable Event as such Expenses are incurred by Nominee; provided, that all amounts advanced in respect of such Expenses shall be repaid to Carronade Capital by Nominee to the extent it shall ultimately be determined in a final judgment that Nominee is not entitled to be indemnified for such Expenses.

(d)   Notwithstanding any other provision of this Agreement to the contrary, the indemnity and expense reimbursement obligations of Carronade Capital provided by this Agreement, including reimbursement for Nominee's reasonable, documented out-of-pocket Expenses in accordance with Section 12, (i) will not apply to any event or occurrence (x) that takes place prior to the date hereof or (y) relating to or directly or indirectly arising out of Nominee's service as a director of the Company, and (ii) will only take effect if Nominee is publicly named as a nominee for appointment or election to the Board by Carronade Capital or Nominee's name is proposed to the Company or announced publicly by Carronade Capital as a possible nominee for appointment or election to the Board.

4.   Confidentiality.

(a)   Subject to the Permitted Exceptions (as defined below), Nominee shall not at any time use or disclose, directly or indirectly, any information related to, obtained from, or disclosed or otherwise provided by or on behalf of Carronade Capital related to the Company, the Solicitation or this Agreement (such information, "Confidential Information"), whether before, on or after the date hereof, in any form, whether written or oral (including via electronic medium), except (i) as may be required by law or legal process, (ii) to the extent that such information is or becomes generally available to the public other than as a result of a breach of this Agreement, (iii) information which was or is independently acquired by Nominee, on a non-confidential basis, from a third party source that, to Nominee's knowledge, at such time was or is not bound by a confidentiality obligation with respect to such information and/or (iv) as may be expressly and specifically agreed to in writing by Carronade Capital. Without limiting the foregoing, Confidential Information includes, without limitation and in each case, whether obtained during discussions regarding the Nominee's experience, Carronade Capital or the Company, or otherwise, information pertaining to (x) Carronade Capital's investment plans, including any details relating to the existence, nature or size of its current or prospective trade positions and investments in respect of any securities of the Company, or any interests or rights in respect of any securities of the Company (including, without limitation, any derivative securities) and (y) any transaction being considered or proposed by Carronade Capital with respect to the Company.

(b)   Notwithstanding the foregoing or anything else to the contrary herein, and in accordance with the Defend Trade Secrets Act, 18 U.S.C. § 1833(b), and other applicable law, nothing in this Agreement, any other agreement, or any policy shall prevent Nominee from, or expose Nominee to criminal or civil liability under federal or state trade secrets law, or otherwise expose Nominee to retaliation or any adverse consequences or other liability for, (i) directly or indirectly disclosing in confidence any trade secrets, other Confidential Information or any other information to an attorney or to any federal, state, or local government officials, law enforcement, government agencies or regulatory organizations of the United States (including, for the sake of clarity, the U.S. Securities and Exchange Commission, Commodity Futures Trading Commission and National Futures Association), for the purpose of investigating or reporting a suspected violation of law, whether in response to a subpoena or otherwise, without notice to Carronade Capital, (ii) disclosing trade secrets in a complaint or other document filed in a lawsuit or other proceeding, provided that the filing is made under seal, or (iii) disclosing any other information to the extent that such disclosure is protected under applicable law (collectively, clauses (i)-(iii), "Permitted Exceptions").

4

5.   Transactions in Securities of the Company. Nominee represents that as of the date hereof, Nominee does not, directly or indirectly, beneficially own any securities of the Company, or any interests or rights in respect of any securities of the Company (including, without limitation, any derivative securities), except as set forth on Exhibit A hereto. Until the earlier to occur of (i) Nominee's election or appointment to the Board as a director of the Company or (ii) the termination of this Agreement, Nominee (A) agrees that such Nominee is prohibited from, directly or indirectly, purchasing, selling or otherwise acquiring or disposing of any securities of the Company, or any interests or rights in respect of any securities of the Company (including, without limitation, any derivative securities), without the prior written consent of Carronade Capital, (B) acknowledges that Nominee is prohibited from engaging in such transactions while in possession of material non-public information with respect to the Company, (C) agrees to provide Carronade Capital with advance written notice prior to effecting any purchase, sale, acquisition or disposal of any securities of the Company which such Nominee has, or would have, direct or indirect beneficial ownership so that Carronade Capital has an opportunity to review the potential implications of any such transaction in the securities of the Company and pre-clear any such potential transaction in the securities of the Company by such Nominee, and (D) agrees to provide Carronade Capital within one Business Day following any purchase, sale, acquisition or disposal of any securities of the Company, certain information regarding the details of such transaction, including, without limitation, the date of such transaction and the number of Company securities transacted, so that Carronade Capital may comply with any applicable disclosure requirements or other obligations, including regulatory filings, which may result from such purchases, sales, acquisitions or dispositions. For the avoidance of doubt, this Section 5 does not prohibit Nominee from purchasing the Nominee Shares required under Section 2(b) of this Agreement, provided that Nominee complies with the requirements set forth in this Section 5.

6.   Additional Agreements.

(a)   Nominee acknowledges that Carronade Capital is in the business of investing and trading in securities. As a matter of policy, Carronade Capital does not wish to receive information that is confidential or non-public ("Sensitive Information") that Nominee learns from any person other than Carronade Capital or its representatives. Accordingly, Nominee agrees that Nominee will not disclose any Sensitive Information to Carronade Capital or use such information in connection with the proposal of Nominee for appointment, or nomination of Nominee for election, to the Board.

(b)   Nominee represents and agrees that any work product is proprietary to Carronade Capital, and Nominee shall not, at any time, (i) use the work product for any purpose other than for the benefit of Carronade Capital in connection with the Solicitation or (ii) disclose any of the work product to any other person, in each case without Carronade Capital's prior written consent.

(c)   Nominee shall not, during the term of this Agreement, provide any research work to, or otherwise provide services for, any other person relating to or involving the Company, including, without limitation, (i) providing advice regarding any type of transaction being considered or proposed by Carronade Capital with respect to the Company, or the appointment or election of any persons to the Board, or (ii) agreeing to serve as a director on, or nominee for election to, the Board.

(d)   Nominee represents that Nominee is free to perform Nominee's obligations under this Agreement, participate in the Solicitation and serve as a director on the Board, and that Nominee is not subject to any restriction or obligation, whether legal, contractual or otherwise, and whether owed to Nominee's employer or any other person, that would conflict therewith.

7.   No Agency. Each of Carronade Capital and Nominee acknowledges that Nominee is not acting as an agent of Carronade Capital or in a fiduciary capacity with respect to Carronade Capital and that Nominee is not assuming any duties or obligations to Carronade Capital other than those expressly set forth in this Agreement. Nothing contained herein shall be construed as creating, or be deemed to create, the relationship of employer and employee between the parties, nor any agency. Each of Carronade Capital and Nominee further acknowledges that, should Nominee be elected or appointed to the Board, all of Nominee's activities and decisions as a director of the Company will be governed by applicable law and subject at all times to Nominee's fiduciary duties. Nothing in this Agreement is intended to or shall govern or restrict Nominee's decisions or conduct as a director of the Company, which such decisions and conduct shall be based on Nominee's independent business judgment and honest belief as to the best interests of the Company and its stockholders.

8.   <u>No Presumptions</u>. For purposes of this Agreement, the termination of any Claim, by judgment, order, settlement (whether with or without court approval), or upon a plea of nolo contendere, or its equivalent, shall not create a presumption that Nominee did not meet any particular standard of conduct or have any particular belief or that a court has determined that indemnification is not permitted by applicable law.

9.   <u>Nonexclusivity</u>. The rights of Nominee hereunder shall be in addition to any other rights, if any, Nominee may have under any by-law, insurance policy, applicable law, or otherwise.

10.   <u>Entire Agreement; Amendment; Waiver</u>. This Agreement sets forth the entire agreement between the parties relating to the subject matter addressed herein and supersedes all prior negotiations, understandings and agreements on such matters. No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by each of the parties hereto. No waiver of any provision of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.

11.   <u>Subrogation</u>. In the event of payment under this Agreement, Carronade Capital shall be subrogated to the extent of such payment to all of the rights of recovery of Nominee, and Nominee shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable Carronade Capital effectively to bring suit to enforce such rights.

12.   <u>Expense Reimbursement</u>. Carronade Capital hereby agrees to reimburse Nominee for Nominee's reasonable, documented out-of-pocket Expenses (other than Expenses relating to any Claim, which are addressed in Section 3) incurred during the term of this Agreement and at or prior to the Annual Meeting or Nominee's earlier election or appointment to the Board, as a result of being a nominee of Carronade Capital for appointment or election to the Board, including, without limitation, reimbursement for reasonable out-of-pocket travel Expenses; <u>provided,</u> that Nominee hereby agrees that in the event Nominee reasonably determines that Nominee needs to retain legal counsel to represent Nominee in connection with being a nominee of Carronade Capital for appointment or election to the Board (other than in connection with a claim for indemnification, which is addressed in Section 3), Nominee will employ counsel selected by Carronade Capital and reasonably satisfactory to Nominee. Should Nominee be elected or appointed to the Board, other than as expressly set forth herein, Carronade Capital will not be liable for any Expenses or any other liabilities incurred by Nominee during the period following such election or appointment to the Board.

13.   <u>No Duplication of Payments</u>. Carronade Capital shall not be liable under this Agreement to make any payment in connection with a Claim made against Nominee to the extent Nominee has otherwise actually received payment (under any insurance policy, by-law or otherwise) of the amounts otherwise indemnifiable hereunder; <u>provided,</u> that if Nominee for any reason is required to disgorge any payment actually received by Nominee, Carronade Capital shall, to the extent such Claim is subject to indemnification hereunder, be obligated to pay such amount to Nominee in accordance with the other terms of this Agreement (i.e., disregarding the terms of this Section 13).

14.   <u>Notices</u>. All notices, requests and other communications to any party hereunder shall be in writing (including telecopy or similar writing) and shall be given to such party,

6

if to Carronade Capital, to:

Carronade Capital Management, LP
17 Old Kings Highway South, Suite 140
Darien, Connecticut 06820
Attn: _____
Email: _____

with a copy to (which copy shall not constitute notice hereunder):

Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
Attn: _____
Email: _____

if to Nominee, to:

_____
_____
_____
Email: _____

or such other mailing address, telecopy number or email address as such party may hereafter specify for the purpose by notice to the other party hereby given in accordance with this Section 14. Each such notice, request or other communication shall be effective when delivered at the address specified in this Section 14, except if delivered by email, in which case such notice will be effective upon confirmation of receipt.

15. <u>Termination</u>. This Agreement shall automatically terminate on the earlier to occur of (a) the termination of the Solicitation (including, for the avoidance of doubt, the withdrawal of Nominee for election at the Annual Meeting) by Carronade Capital, (b) Nominee's election or appointment to the Board in accordance with the terms of this Agreement, (c) the conclusion of the Annual Meeting, or (d) the date of any cooperation or similar agreement entered into between the Company and Carronade Capital relating to, among other things, the composition of the Board; provided, that Carronade Capital may terminate this Agreement at any time upon written notice to Nominee.

16.   Nominee Acknowledgements.

(a)   Nominee acknowledges that Carronade Capital shall be under no obligation to propose Nominee for appointment or nominate Nominee for election, and that Carronade Capital may withdraw such nomination in its sole discretion. Nominee agrees to provide Carronade Capital with such true and correct information as Carronade Capital or its representatives or advisors may reasonably request in connection with the Solicitation which Nominee shall provide by not later than one Business Day after the receipt of such information request, provided, however, that with respect to any information that is not within Nominee's control (such as information that must be obtained and/or verified from a third party), Nominee shall use commercially reasonable efforts to promptly provide the requested information to Carronade Capital. Nominee acknowledges that Carronade Capital will rely upon information provided by Nominee for purposes of preparing submissions to the Company, proxy solicitation materials and other public disclosures. In furtherance of the foregoing, Nominee hereby agrees that (i) Nominee will promptly complete, sign, and return (A) the form of director questionnaire requesting information relating to Nominee's background and qualifications, a copy of which has been provided to Nominee concurrently herewith, (B) the letter informing the Company that Nominee consents to being nominated by Carronade Capital for election as a director to the Board, being named as a nominee of Carronade Capital in proxy materials and, if elected, consents to serving as a director of the Board, a copy of which has been provided to Nominee concurrently herewith, and (C) any other document or form that may be required to be completed and delivered to the Company in order to be eligible to be a nominee for election to the Board and to serve as a director if elected, pursuant to the Company's governing documents or applicable law; and (ii) Nominee will promptly notify Carronade Capital of any changes or updates to any information provided by Nominee to Carronade Capital, including information relating to Nominee's background check. Upon being notified that Carronade Capital has chosen to propose Nominee for appointment or nominate Nominee for election, these documents and any other information provided by Nominee to Carronade Capital or its representatives or advisors (or summaries thereof) may be forwarded to the Company.

(b)   During the term of this Agreement, Nominee agrees (i) to promptly notify Carronade Capital of any inquiries made by the Company, the media and/or any third parties relating to the Solicitation and (ii) not to make any public disclosures regarding the Solicitation, Carronade Capital and/or the Company, including press releases, public or private announcements, communications and statements or disclosures to the Company, media or third parties, without the prior written consent of Carronade Capital.

(c)   Nominee understands and acknowledges that Carronade Capital and its affiliates may be required to make various filings with the U.S. Securities and Exchange Commission (the "SEC") in connection with the Solicitation, and may also be required to respond to comment letters and other SEC correspondence relating thereto. Nominee understands and acknowledges that Nominee may be named as a participant in the Solicitation in any such filings with the SEC.

17.   Cooperation. During the period in which Nominee serves as a nominee of Carronade Capital for appointment or election to the Board, Carronade Capital may ask for Nominee's cooperation and assistance with certain matters in connection with the Solicitation. Examples of such matters would include, if requested, participating in meetings or conference calls with the Company, Institutional Shareholder Services or other proxy advisory firms, and/or other shareholders and, upon the request of Carronade Capital, updating any information previously provided by Nominee to Carronade Capital or its representatives or advisors. Nominee agrees to cooperate with Carronade Capital with respect to any such matters relating to the Solicitation and to devote the time and energy necessary to participate in the Solicitation as requested by Carronade Capital, subject to reasonable attempts to accommodate Nominee's other professional responsibilities and avoid conflicts with Nominee's pre-existing schedule.

18.   Remedies. The parties acknowledge and agree that money damages would not be a sufficient remedy for any breach (or threatened breach) of this Agreement by a party hereto and that the other party shall be entitled to seek equitable relief, including injunction and specific performance, as a remedy for any such breach (or threatened breach), without proof of damages, and each party further agrees to waive any requirement for the securing or posting of any bond in connection with any such remedy. Such remedies shall not be the exclusive remedies for a breach of this Agreement, but will be in addition to all other remedies available at law or in equity.

19.   <u>Governing Law; Consent to Jurisdiction; Waiver of Jury Trial</u>. This Agreement shall be governed by and construed in accordance with the laws of the State of New York. Each party to this Agreement hereby irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement or any agreements or transactions contemplated hereby shall be brought in the state courts of the State of New York located in New York County, or in the United States District Court for the Southern District of New York, and hereby expressly submits to the personal jurisdiction and venue of such courts for the purposes thereof and expressly waives any claim of improper venue and any claim that such courts are an inconvenient forum. Each party hereby irrevocably consents to the service of process of any of the aforementioned courts in any such suit, action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to the address set forth or referred to in Section 14, such service to become effective 10 days after such mailing. ADDITIONALLY, EACH PARTY TO THIS AGREEMENT HEREBY WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY LAWSUIT, PROCEEDING OR ACTION TO ENFORCE OR DEFEND ANY RIGHT HEREUNDER AND AGREES THAT ANY LAWSUIT, PROCEEDING OR ACTION WILL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY.

20.   <u>Execution by Counterparts</u>. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. This Agreement may also be executed by facsimile or PDF.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

CARRONADE CAPITAL MASTER, LP

By: _____

Name: _____

Title:

Name: _____

10

EXHIBIT A

Beneficial Ownership

Exhibit 99.3

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Rinarisa DeFronze and Dan Gropper, or either of them, the undersigned's true and lawful attorney-in-fact to take any and all action in connection with (i) the undersigned's beneficial ownership of, or participation in a group with respect to, securities of Cannae Holdings, Inc. (the "Company") directly or indirectly beneficially owned by Carronade Capital Master, LP or any of its affiliates (collectively, the "Carronade Group") and (ii) any proxy solicitation of the Carronade Group to elect the Carronade Group's slate of director nominees to the board of directors of the Company at the 2025 annual meeting of shareholders of the Company (the "Solicitation"). Such action shall include, but not be limited to:

1.   executing for and on behalf of the undersigned any Schedule 13D, and amendments thereto, filed by the Carronade Group that are required to be filed under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

2.   executing for and on behalf of the undersigned all Forms 3, 4 and 5 required to be filed under Section 16(a) of the Exchange Act and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

3.   executing for and on behalf of the undersigned all Joint Filing Agreements or similar documents in connection with the undersigned's participation in a group with respect to, securities of the Company or the Solicitation;

4.   performing any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

5.   taking any other action of any type whatsoever in connection with the Solicitation, including entering into any settlement agreement, that in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d), Section 16 or Section 14 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer a member of the Carronade Group unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 9th day of June 2025.

/s/ Mona Aboelnaga
MONA ABOELNAGA

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Rinarisa DeFronze and Dan Gropper, or either of them, the undersigned's true and lawful attorney-in-fact to take any and all action in connection with (i) the undersigned's beneficial ownership of, or participation in a group with respect to, securities of Cannae Holdings, Inc. (the "Company") directly or indirectly beneficially owned by Carronade Capital Master, LP or any of its affiliates (collectively, the "Carronade Group") and (ii) any proxy solicitation of the Carronade Group to elect the Carronade Group's slate of director nominees to the board of directors of the Company at the 2025 annual meeting of shareholders of the Company (the "Solicitation"). Such action shall include, but not be limited to:

1.   executing for and on behalf of the undersigned any Schedule 13D, and amendments thereto, filed by the Carronade Group that are required to be filed under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

2.   executing for and on behalf of the undersigned all Forms 3, 4 and 5 required to be filed under Section 16(a) of the Exchange Act and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

3.   executing for and on behalf of the undersigned all Joint Filing Agreements or similar documents in connection with the undersigned's participation in a group with respect to, securities of the Company or the Solicitation;

4.   performing any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

5.   taking any other action of any type whatsoever in connection with the Solicitation, including entering into any settlement agreement, that in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d), Section 16 or Section 14 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer a member of the Carronade Group unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 9th day of June 2025.

/s/ Benjamin C. Duster, IV
_____
BENJAMIN C. DUSTER, IV

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Rinarisa DeFronze and Dan Gropper, or either of them, the undersigned's true and lawful attorney-in-fact to take any and all action in connection with (i) the undersigned's beneficial ownership of, or participation in a group with respect to, securities of Cannae Holdings, Inc. (the "Company") directly or indirectly beneficially owned by Carronade Capital Master, LP or any of its affiliates (collectively, the "Carronade Group") and (ii) any proxy solicitation of the Carronade Group to elect the Carronade Group's slate of director nominees to the board of directors of the Company at the 2025 annual meeting of shareholders of the Company (the "Solicitation"). Such action shall include, but not be limited to:

1.	executing for and on behalf of the undersigned any Schedule 13D, and amendments thereto, filed by the Carronade Group that are required to be filed under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

2.	executing for and on behalf of the undersigned all Forms 3, 4 and 5 required to be filed under Section 16(a) of the Exchange Act and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

3.	executing for and on behalf of the undersigned all Joint Filing Agreements or similar documents in connection with the undersigned's participation in a group with respect to, securities of the Company or the Solicitation;

4.	performing any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

5.	taking any other action of any type whatsoever in connection with the Solicitation, including entering into any settlement agreement, that in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d), Section 16 or Section 14 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer a member of the Carronade Group unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 9th day of June 2025.

/s/ Dennis A. Prieto
DENNIS A. PRIETO

Know all by these presents, that the undersigned hereby constitutes and appoints Rinarisa DeFronze and Dan Gropper, or either of them, the undersigned's true and lawful attorney-in-fact to take any and all action in connection with (i) the undersigned's beneficial ownership of, or participation in a group with respect to, securities of Cannae Holdings, Inc. (the "Company") directly or indirectly beneficially owned by Carronade Capital Master, LP or any of its affiliates (collectively, the "Carronade Group") and (ii) any proxy solicitation of the Carronade Group to elect the Carronade Group's slate of director nominees to the board of directors of the Company at the 2025 annual meeting of shareholders of the Company (the "Solicitation"). Such action shall include, but not be limited to:

1.   executing for and on behalf of the undersigned any Schedule 13D, and amendments thereto, filed by the Carronade Group that are required to be filed under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

2.   executing for and on behalf of the undersigned all Forms 3, 4 and 5 required to be filed under Section 16(a) of the Exchange Act and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

3.   executing for and on behalf of the undersigned all Joint Filing Agreements or similar documents in connection with the undersigned's participation in a group with respect to, securities of the Company or the Solicitation;

4.   performing any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

5.   taking any other action of any type whatsoever in connection with the Solicitation, including entering into any settlement agreement, that in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d), Section 16 or Section 14 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer a member of the Carronade Group unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 9th day of June 2025.

/s/ Chérie L. Schaible
CHÉRIE L. SCHAIBLE